2010 Main Street, Suite 500 Irvine, CA 92614-7269 +1 949 442 6000 Main +1 949 442 6010 Fax www.dechert.com

November 21, 2011

VIA EDGAR

Brick Barrientos
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	PIMCO Equity Series (the “Trust” or “Registrant”)
File Nos. 333-164077, 811-22375

Dear Mr. Barrientos:

In an October 21, 2011 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 11 (“PEA 11”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”), as filed on September 7, 2011. PEA 11 was filed to register Institutional Class, Class P, Administrative Class, Class D, Class A, Class C and Class R shares of the PIMCO Dividend and Income Builder Fund and PIMCO EqS Dividend Fund, each a new series of the Registrant (each a “Fund” and together the “Funds”).  A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectus for Institutional Class, Class P, Administrative Class and Class D Shares

Comments Applicable to the PIMCO Dividend and Income Builder Fund

Comment 1: Please complete the fee table and related footnotes and provide a copy of such fee table and footnotes in correspondence to the Staff prior to the filing’s effectiveness.

Response:  Comment accepted.  Please see correspondence from Matthew V. Curtin, Dechert LLP, to Brick Barrientos, Division of Investment Management, SEC, dated November 17, 2011, in which we provided completed fee tables and footnotes, as of November 17, 2011, for the Fund.

Comment 2: Delete footnotes 2 and 4 to the Annual Fund Operating Expenses table as they are neither required nor permitted by Form N-1A.

Response:  Based upon updated information available to the Fund, the footnotes regarding short sale expenses and total annual fund operating expenses after expense reimbursement excluding dividends paid on borrowed securities and interest expense are not applicable to the Fund.  Accordingly, these footnotes have been deleted.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco
Silicon Valley  Washington DC    EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Brick Barrientos November 21, 2011 Page 2

Comment 3: With regard to the use of “equity” in the Trust’s name, the Staff takes the view that the Fund should adopt a policy to invest 80% of its net assets in equity securities, not including equity-related securities, pursuant to Rule 35d-1.

Response:  We are not aware of authority that requires a series company to apply Rule 35d-1 at the legal entity level in addition to the individual series level. Nonetheless, we agree that a series company should not use a name in a manner that could reasonably be expected to mislead investors in its constituent series. Here, when referring to and discussing the Fund, the Registrant uses only the series name to refer to the Fund.  See, e.g., the “Table of Contents,” “Fund Summaries” and “Management of the Funds—Management Fees” sections.  In light of the Registrant’s consistent use of only the series name to refer to the Fund and the extensive plain English disclosure regarding the Fund’s strategies and investments, we do not believe that the Trust’s name would mislead or cause confusion for investors.

Comment 4: With regard to the use of “dividend” in the Fund’s name, the Staff takes the view that the Fund should adopt a policy to invest 80% of its net assets in dividend producing securities pursuant to Rule 35d-1.

Response:  The term “dividend” is not specifically addressed in the Rule 35d-1 adopting release or the staff’s guidance regarding frequently asked questions about Rule 35d-1.1

As used by the Fund, the term “dividend” in the Fund’s name describes a strategy and not a type of investment.  Similar to the use of the term “income” in a fund’s name, which the Staff has stated is not subject to Rule 35d-1 because it “suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment,” the term “dividend” conveys to investors that the Fund has a strategy that seeks to pay dividends and distributions to Fund shareholders.2

Additionally, we note that currently effective series of other registrants that use “dividend” in their name have not adopted a policy to invest 80% of their net assets in dividend producing securities pursuant to Rule 35d-1.  Application of Rule 35d-1 to the term “dividend” would result in disparate treatment of the Fund as compared to similar registered investment companies due to the fact that other registered investment companies currently operate using the word “dividend” in their names under a standard that is more flexible or permissive than the one being proposed by the Staff here.

1	See Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001) and Frequently Asked Questions about Rule 35d-1 at www.sec.gov/rules/final/ic-24828.htm#P93_24567 (hereinafter “Names Rule FAQ”).

2	See Names Rule FAQ Question 9.

Brick Barrientos November 21, 2011 Page 3

Comment 5: The “Principal Investment Strategies” section provides a definition of “large- and mid-cap companies,” but the Fund does not appear to have a policy limiting its investments to issuers of certain capitalizations.  Please explain why this definition is included when there is no restriction on issuer capitalization.

Response:  The Registrant has deleted the definition of large- and mid-cap companies from the Fund’s “Principal Investment Strategies” disclosure.

Comment 6: The “Principal Investment Strategies” section states that the Fund may invest in “participatory notes.”  Please add disclosure describing participatory notes.

Response:  Comment accepted.

Comment 7: Please describe how derivative instruments, including swap agreements, are counted towards the Fund’s Rule 35d-1 80% test?

Response:  As discussed above in response to comments 3 and 4, the Fund has not adopted a policy with respect to the Fund’s name pursuant to Rule 35d-1.

Comment 8:  Please complete the section titled “Investment Adviser/Portfolio Manager” and provide a copy of the disclosure in correspondence to the Staff prior to the filing’s effectiveness.

Response:  Comment accepted.  Please see correspondence from Matthew V. Curtin, Dechert LLP, to Brick Barrientos, Division of Investment Management, SEC, dated November 17, 2011, in which we provided the completed section titled “Investment Adviser/Portfolio Manager”, as of November 17, 2011, for the Fund.

Comments Applicable to the PIMCO EqS Dividend Fund

Comment 9: Please explain the meaning of “EqS” in the Fund’s name.

Response:  The term “EqS” is a trade name that was created to describe unique, proprietary investment strategies developed by PIMCO, the investment adviser to the Fund.  “EqS” has no commonly understood meaning to investors.

Brick Barrientos November 21, 2011 Page 4

Comment 10: Please complete the fee table and related footnotes and provide a copy of such fee table and footnotes in correspondence to the Staff prior to the filing’s effectiveness.

Response:  Comment accepted.  Please see correspondence from Matthew V. Curtin, Dechert LLP, to Brick Barrientos, Division of Investment Management, SEC, dated November 17, 2011, in which we provided completed fee tables and footnotes, as of November 17, 2011, for the Fund.

Comment 11: Delete footnotes 2 and 4 to the Annual Fund Operating Expenses table as they are neither required nor permitted by Form N-1A.

Response:  Based upon updated information available to the Fund, the footnotes regarding short sale expenses and total annual fund operating expenses after expense reimbursement excluding dividends paid on borrowed securities and interest expense are not applicable to the Fund.  Accordingly, these footnotes have been deleted.

Comment 12: With regard to the use of “equity” in the Trust’s name, the Staff takes the view that the Fund should adopt a policy to invest 80% of its net assets in equity securities, not including equity-related securities, pursuant to Rule 35d-1.

Response:  Please see the response to comment 3 above.

Comment 13: With regard to the use of “dividend” in the Fund’s name, the Staff takes the view that the Fund should adopt a policy to invest 80% of its net assets in dividend producing securities pursuant to Rule 35d-1.

Response:  Please see the response to comment 4 above.

Comment 14: The Fund’s “Principal Investment Strategies” section states that the Fund may invest in securities issued by real estate investment trusts.  Please add disclosure about the risks applicable to securities issued by real estate investments trusts.

Response:  Comment accepted.

Comment 15: The “Principal Investment Strategies” section provides a definition of “large- and mid-cap companies,” but the Fund does not appear to have a policy limiting its investments to issuers of certain capitalizations.  Please describe why this definition is included when there is no restriction on issuer capitalization.

Response:  The Registrant has deleted the definition of large- and mid-cap companies from the Fund’s “Principal Investment Strategies” disclosure.

Brick Barrientos November 21, 2011 Page 5

Comment 16: Please complete the section titled “Investment Adviser/Portfolio Manager” and provide a copy of the disclosure in correspondence to the Staff prior to the filing’s effectiveness.

Response:  Comment accepted.  Please see correspondence from Matthew V. Curtin, Dechert LLP, to Brick Barrientos, Division of Investment Management, SEC, dated November 17, 2011, in which we provided the completed section titled “Investment Adviser/Portfolio Manager”, as of November 17, 2011, for the Fund.

Comment 17: Please explain why the section titled “Other Important Information Regarding Fund Shares” is included when the applicable information appears to immediately follow.

Response:  The section titled “Other Important Information Regarding Fund Shares” refers shareholders to the section titled “Summary of Other Important Information Regarding Fund Shares,” which includes the information required by Items 6 though 8.  The information included in the “Summary of Other Important Information Regarding Fund Shares” section is identical for both Funds and, in accordance with General Instruction 3(C)(3)(c)(iii), the  section is included once following both Fund Summaries to avoid unnecessary duplication and complexity.

Comments Applicable to All Funds

Comment 18: Review all derivatives-related disclosure and revise, where applicable, to conform to the observations made in the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) (the “Derivatives Letter”).

Response: The Registrant has reviewed the Derivatives Letter and believes the Funds’ current disclosure is consistent with the Staff’s observations therein.

To the extent a Fund uses derivatives as part of its principal investment strategies, or such use subjects a Fund to a principal risk, the Registrant believes both the Principal Investment Strategies and Principal Risks sections (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of a Fund’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

Each Fund provides a summary of the types of derivatives used within the Principal Investment Strategies section.  The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of the Fund’s principal investment strategies.  Each Fund may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, risk management and in furtherance of the Fund’s investment strategies, both principal and secondary.  It would be impossible to identify each type of derivative instrument that may be used, and the various purposes for such use given a continually changing investment landscape, within the confines of a summary of principal investment strategies.  The Description of Principal Risks section following the Risk/Return Summary is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to a Fund.

Brick Barrientos November 21, 2011 Page 6

Although the Registrant does not believe it appropriate to include a full description of each type of derivative used and the purposes thereof within the Risk/Return Summary, the Registrant notes that more complete disclosure is found elsewhere in the registration statement.  For example, the Description of Principal Risks section of the prospectus provides a more complete description of the principal risks of derivatives exposure.  Still more detailed disclosure regarding derivatives, and their risks, is found in both the Characteristics and Risks of Securities and Investment Techniques section of the prospectus and the Investment Objectives and Policies section of the Statement of Additional Information.  The Registrant believes that this presentation of derivatives disclosure throughout the registration statement – beginning with a summary in the Risk/Return Summary and providing successively more detail in each of three separate sections of the prospectus and Statement of Additional Information that follow – is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks.

Comment 19: Please revise the disclosure included in the “Tax Information” section to clarify that tax-deferred distributions may be subject to tax at a later time, such as when a shareholder withdraws assets from a 401(k) plan or an individual retirement account.

Response: The Registrant believes its current disclosure is consistent with the requirements of Item 7 of Form N-1A.  As you know, Item 7 requires disclosure regarding the tax status of a fund’s distributions and does not relate to the tax status of capital redemptions from tax-deferred accounts at a later date.3  In consideration of the Staff’s comment, the Registrant has reviewed its current disclosure and believes the use of the phrase “tax-deferred” adequately informs investors that investments through such arrangements are not tax-free, but that applicable taxes are deferred to a later date

Comment 20: Please include disclosure regarding each Fund’s principal strategies as required by Item 9 of Form N-1A and clarify which risks disclosed in the “Description of Principal Risks” section apply to each of the Funds.

Response:  The introduction to the Characteristics and Risks of Securities and Investment Techniques section states that “[t]his section provides additional information about some of the principal investments and related risks of the Funds described under ‘Fund Summaries’ and ‘Description of Principal Risks’ above.  It also describes characteristics and risks of additional securities and investment techniques that may be used by the Funds from time to time.”

3
Item 7 of Form N-1A provides, “[s]tate, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income. For a Fund that holds itself out as investing in securities generating tax-exempt income, provide, as applicable, a general statement to the effect that a portion of the Fund’s distributions may be subject to federal income tax.”

Brick Barrientos November 21, 2011 Page 7

The Description of Principal Risks section, immediately following the Fund Summaries, only discusses those securities and investment techniques which may constitute a principal risk to a Fund.  To the extent additional discussion of such principal strategies and risks is provided in the Characteristics and Risks of Securities and Investment Techniques section, the Description of Principal Risks section prominently identifies such securities and techniques in bold type.  The introduction to the Description of Principal Risks section makes clear that bold type is used so that investors may easily cross-reference additional discussion of principal strategies and risks in the Characteristics and Risks of Securities and Investment Techniques section.  All other discussion in the Characteristics and Risks of Securities and Investment Techniques section (i.e., securities and techniques not discussed in the Fund Summaries or Description of Principal Risks section) addresses non-principal strategies and risks.

The Registrant believes the typical investor will refer to the Fund Summaries or Description of Principal Risks section first, each more prominently placed towards the front of the Prospectus, for information on the principal strategies and risks of the Funds.  To the extent an investor seeks additional information regarding such principal strategies and risks, cross-referencing by bold type provides the investor an easy method to identify which securities and techniques within the Characteristics and Risks of Securities and Investment Techniques section constitute principal strategies and risks.  To the extent any securities or techniques are discussed in the first instance in the Characteristics and Risks of Securities and Investment Techniques section, the Registrant believes the introductory narrative to this section makes clear that the investor should understand such disclosure to relate to non-principal strategies and risks.

Comment 21: In the “Description of Principal Risks—Liquidity Risk” section, please disclose the 15% net asset limit on investments in illiquid securities.

Response:  The 15% net asset limit on investments in illiquid securities is currently disclosed in the section titled “Characteristics and Risks of Securities and Investment Techniques—Illiquid Securities.”  Accordingly, no changes have been made in response to this comment.

Comment 22: The “Characteristics and Risks of Securities and Investment—Techniques-Foreign (Non-U.S.) Securities” section states that “PIMCO generally considers an instrument to be economically tied to a non-U.S. country if the issuer is… organized under the laws of a non-U.S. country.”  Please explain how being organized under the laws of a non-U.S. country subjects an issuer to the economic fortunes of that country.

Response:  The Registrant believes that where a Fund invests in instruments of issuers that are organized under the laws of a non-U.S. country, the Fund gains exposure to the economic fortunes and risks of such country.  Although global economies and financial markets are increasingly interconnected, issuers may be acutely affected by favorable or unfavorable macroeconomic trends affecting their countries of organization, such as growth of gross domestic product, rates of inflation, capital reinvestment, resources and balance of payments position. Similarly, investments in issuers organized under the laws of a non-U.S. country may expose the Fund to various risks specific to a particular non-U.S. country, such as differences in accounting, auditing and financial reporting standards, the possibility of nationalization, expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations and political instability.

Brick Barrientos November 21, 2011 Page 8

Prospectuses for Class A, Class C and Class R Shares

Comment 23: All comments to the Institutional Class, Class D, Administrative Class and Class P prospectus also apply to the Class A, Class C and Class R prospectus.

Response:  Comment acknowledged.

Statement of Additional Information

Comment 24:  The “Investment Objectives and Policies—Foreign Securities” section states that “PIMCO generally considers an instrument to be economically tied to a non-U.S. country if the issuer is… organized under the laws of a non-U.S. country.”  Please explain how being organized under the laws of a non-U.S. country subjects an issuer to the economic fortunes of that country.

Response:  Please see the response to comment 22 above.

Comment 25: The “Investment Objectives and Policies—Municipal Bonds” section states that the “perceived increased likelihood of default among issuers of Municipal Bonds has resulted in constrained illiquidity…”  Please explain what is meant by “constrained illiquidity.”

Response:  The term “constrained illiquidity” means that there may be periods when the market for certain Municipal Bonds experiences a decrease in liquidity.  The Registrant has revised the applicable disclosure to clarify the intended meaning.

Brick Barrientos November 21, 2011 Page 9

Comment 26: There is a sentence in the “Investment Restrictions” section that states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.”  Revise or delete this sentence as it is inconsistent with the Staff’s view that these securities are part of an industry or a group of related industries.

Response:  The Registrant notes that the Staff has given this comment to other PIMCO-advised registrants’ post-effective amendments from time to time.  The Registrant’s response is substantively similar to the response provided to the comment on PIMCO ETF Trust’s Post-Effective Amendment No. 13,4 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior correspondence with the Staff, as of June 30, 2011 and until formal Staff guidance is published with respect to this issue, each series of the Trust has adopted an internal operating policy limiting each Fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the Fund’s assets.  With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), each series of the Trust has also adopted an internal operating policy to invest no more than 25% of its assets in Private CMBS.  These policies are operating policies of the Funds.  They are not fundamental investment restrictions.

Comment 27: In the “Disclosure of Portfolio Holdings” section, please disclose the length of the lag, if any, between the date of the information and the date on which the information is disclosed for each recipient of portfolio holdings information.

Response:  Comment accepted.  The Registrant has reviewed the SAI disclosure and believes it is currently adequate as is.  The Registrant will continue to review its ongoing confidential disclosure arrangements, if any, and will make clarifying revisions to the SAI disclosure to the extent necessary or appropriate in response to Item 16(f)(2) of Form N-1A.  This section of the SAI states “[t]he Disclosure Policy does not require a delay between the date of the information and the date on which the information is disclosed” which the Registrant believes addresses the Staff’s comment with respect to Item 16(f)(1)(iii).

Comment 28: In accordance with Rule 483(b) of Securities Act of 1933, if the registration statement is signed pursuant to a power of attorney (“POA”), the POA and a resolution of the board authorizing the filing must be filed with the registration statement.

4	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on PIMCO ETF Trust Post-Effective Amendment No. 13 (August 24, 2010).

Brick Barrientos November 21, 2011 Page 10

Response: Rule 483(b) under the Securities Act of 1933, as amended, states, in relevant part:

If any name is signed to the registration statement pursuant to a power of attorney, copies of such powers of attorney shall be filed as an exhibit to the registration statement…A power of attorney that is filed with the Commission shall relate to a specific filing, an amendment thereto, or a related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Act.   (emphasis added).

We believe that the Registrant may incorporate POAs, as any other required exhibit, by reference to previous filings containing the POAs.  We do not believe that the Registrant is required to have separate POAs executed and filed with respect to each Post-Effective Amendment.  The POAs executed by each of the Registrant’s trustees and officers authorize certain individuals, as the true and lawful attorneys of each individual, to sign on behalf of the individual for “any and all Registration Statements of PIMCO Equity Series and any amendments or supplements thereto and all instruments necessary or incidental in connection therewith, and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission.”  Thus, the POAs specifically relate to each Post-Effective Amendment to the Registrant’s current registration statement, as required by Rule 483.  Additionally, the registration statement has been signed by the trustees, pursuant to a POA, which reflects the board’s authorization of the filing.  We believe that the Registrant’s practices with respect to POAs are consistent with industry practice.

*                      *                      *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 11 and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments.  Please call the undersigned at (949) 442-6007 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC
Douglas P. Dick, Dechert LLP

EXHIBIT

PIMCO Equity Series
840 Newport Center Drive
Newport Beach, California  92660

Via EDGAR

November 21, 2011

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	PIMCO Equity Series (the “Registrant”) (File Nos. 333-164077, 811-22375)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 11 to the Registrant’s registration statement under the Securities Act of 1933, as filed on September 7, 2011 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•
comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•
if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.  This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request.  Please do not hesitate to contact Matthew V. Curtin at (949) 442-6007 or Douglas P. Dick at (202) 261-3305 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Douglas P. Dick
Matthew V. Curtin
J. Stephen King, Jr.
Ryan Leshaw